EXHIBIT 99.(a)(1)(vi)

Special Opportunities Fund, Inc. (f/k/a Insured Municipal Income Fund Inc.) Announces Tender Offer

New York, December 23, 2009—Special Opportunities Fund, Inc. (f/k/a Insured Municipal Income Fund Inc.) (NYSE: PIF) (the “Fund”) today announced that it is offering to purchase up to 75% of the Fund’s outstanding common shares at 99.5% of the net asset value (“NAV”) per common share as determined at the close of the regular trading session of the New York Stock Exchange on the Expiration Date (as defined below).  In accordance with the rules of the Securities and Exchange Commission, the Fund may purchase additional shares not to exceed 2% of the outstanding shares without amending or extending the tender offer.

The tender offer will commence on December 23, 2009 and will expire at 5:00 p.m., Eastern Time, on January 22, 2010 (the “Expiration Date”), unless the tender offer is extended.  The offer is being made upon the terms and subject to the conditions set forth in the tender offer statement, which will be mailed on or about December 28, 2009 to record holders of common shares as of December 21, 2009.

On December 21, 2009, the Fund announced that it had amended its Articles of Incorporation to change the name of the Fund to Special Opportunities Fund, Inc.  The name change was previously approved by the Fund’s Board of Directors subject to shareholder approval of certain related proposals at the Special Meeting of Stockholders held on December 10, 2009.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Fund has filed with the Securities and Exchange Commission a tender offer statement on Schedule TO under the Securities Exchange Act of 1934, as amended, relating to the tender offer. Common shareholders of the Fund should read the tender offer statement carefully as it contains important information. Shareholders may obtain the tender offer statement and other filed documents without charge at the SEC’s website at http://www.sec.gov.

For information, please contact: Karen Mueller, U.S. Bancorp Fund Services, LLC (1-877-607-0414)